Exhibit 21
LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION	D/B/A
Home Depot U.S.A., Inc.	Delaware	The Home Depot, blinds.com, The Company Store, Contractors' Warehouse
Home Depot International, Inc.	Delaware	(Not Applicable)
HD Development Holdings, Inc.	Delaware	(Not Applicable)
HD Development of Maryland, Inc.	Maryland	(Not Applicable)
Home Depot Product Authority, LLC	Georgia	(Not Applicable)
Home Depot of Canada Inc.	Canada	The Home Depot, The Home Depot Canada
HD Supply Holdings, Inc.	Delaware	HD Supply
HD Operations Holding Company, Inc.	Delaware	(Not Applicable)
Home Depot México, S. de R.L. de C.V.	Mexico	The Home Depot, The Home Depot México
Certain subsidiaries were omitted pursuant to Item 601(21)(ii) of the SEC's Regulation S-K.